SECURITIES AND EXCHANGE COMMISSION
               WASHINGTON, D.C.  20549

                      FORM 11-K

  Annual Report Pursuant to Section 15 (d) of the
           Securities Exchange Act of 1934


     For the Fiscal Year Ended October 31, 1994

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

  HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

           Harnischfeger Industries, Inc.
                 13400 Bishops Lane
            Brookfield, Wisconsin  53005


     Commission file number:

       Harnischfeger Industries
         Employees' Savings Plan   1-9299

          REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Harnischfeger
Industries Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Harnischfeger Industries Employees' Savings Plan (the "Plan") at October 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP

April 28, 1995


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
      OCTOBER 31, 1994

                                             Fidelity
                           Fidelity          Equity
                           Magellan          Income            Fixed Income
                           Fund              Fund                 Fund
                            ------------         -----------   -------------
ASSETS:                        $               $                       $
  Investments -
    Fixed income fund                  -            -               94,461,666
    Mutual stock funds        37,918,948          11,715,286                  -
    Mutual bond fund                   -            -                        -
    Diversification fund               -            -                        -
    Harnischfeger common
      stock fund                       -            -                        -
    Loans to participants              -            -                        -
                           -------------        ------------      -------------
     Total Investments        37,918,948          11,715,286        94,461,666
                           -------------        ------------      -------------
  Receivables -
    Employer contributions             -                   -                 -
                           -------------        ------------       -------------
     Total Receivables                 -                   -                 -
LIABILITIES:
  Payables -
   Accrued expenses                    -                   -            14,153
                           -------------        ------------       -------------
     Total Liabilities                 -                   -            14,153

                            ------------         -----------        ------------
NET ASSETS AVAILABLE FOR
  BENEFITS                    37,918,948          11,715,286        94,447,513
                           =============         ===========     =============

The accompanying notes are an integral part of these financial statements.

        HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
               OCTOBER 31, 1994


                             Fidelity               Fidelity         Fidelity
                            Intermediate            Overseas        U.S. Equity
                              Bond Fund             Fund            Index Fund
                            ------------        ------------      -------------
ASSETS:                         $                     $                  $
  Investments -
    Fixed income fund                  -            -                    -
    Mutual stock funds                 -           3,788,152          1,225,728
    Mutual bond fund           3,004,657            -                    -
    Diversification fund               -            -                    -
    Harnischfeger common
      stock fund                       -            -                    -
    Loans to participants              -            -                    -
                           -------------        ------------      -------------
     Total
       Investments             3,004,657           3,788,152          1,225,728
                           -------------        ------------      -------------
  Receivables -
    Employer contributions             -             -                    -
                            ------------        ------------       ------------
     Total Receivables                 -             -                    -

LIABILITIES:
  Payables -
   Accrued expenses                    -             -                    -
                            ------------        ------------       ------------
     Total Liabilities                 -             -                    -

                            ------------        ------------       ------------
NET ASSETS AVAILABLE
FOR BENEFITS                   3,004,657           3,788,152          1,225,728
                             ===========          ==========         ==========



The accompanying notes are an integral part of these financial statements.



HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
               OCTOBER 31, 1994


                           Harnischfeger
                            Common Stock       Asset Manager         Loans To
                              Fund             Fund              Participants
                           ----------------    -------------    ---------------
ASSETS:                      $               $                        $
  Investments -
    Fixed income fund                  -               -                 -
    Mutual stock funds                 -               -                 -
    Mutual bond fund                   -               -                 -
    Diversification fund               -         934,425                 -
    Harnischfeger common
      stock fund              18,043,791               -                 -
    Loans to participants              -               -         4,670,855
                            ------------       -------------     -----------
 Total Investments            18,043,791         934,425         4,670,855
                            ------------        ------------     ------------
  Receivables -
    Employer
     contributions             3,300,000               -                 -
                           -------------         -----------     ------------
 Total Receivables             3,300,000               -                 -

LIABILITIES:
  Payables -
   Accrued expenses                    -               -                 -
                           -------------         ----------     ------------
     Total Liabilities                 -               -                 -

                           ------------          ----------     ------------
NET ASSETS AVAILABLE
FOR BENEFITS                  21,343,791         934,425          4,670,855
                           =============         ==========     ============



The accompanying notes are an integral part of these financial statements.




        HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
               OCTOBER 31, 1994


                                 Total
                                ------------
ASSETS:                                 $
  Investments -
    Fixed income fund                94,461,666
    Mutual stock funds               54,648,114
    Mutual bond fund                  3,004,657
    Diversification fund                934,425
    Harnischfeger common
      stock fund                     18,043,791
    Loans to participants             4,670,855
                                  --------------
     Total Investments              175,763,508
                                  --------------
  Receivables -
    Employer contributions            3,300,000
                                  --------------
     Total Receivables                3,300,000

LIABILITIES:
  Payables -
   Accrued expenses                      14,153
                                  --------------
     Total Liabilities                   14,153

                                  --------------
NET ASSETS AVAILABLE
  FOR BENEFITS                      179,049,355
                                  ==============

The accompanying notes are an integral part of these financial statements.




           HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           OCTOBER 31, 1993

                                         Fidelity
                          Fidelity       Equity
                          Magellan       Income       Fixed Income
                           Fund           Fund         Fund
                     -------------      --------       ------------------
ASSETS:                   $               $                 $
  Investments -
    Fixed income fund            -            -         95,677,388
    Mutual stock
      funds             35,404,941         10,723,194            -
    Mutual bond fund             -            -                  -
    Harnischfeger common
      stock fund                 -            -                  -
    Loans to
     participants                -            -                  -
                     -------------      -------------   -------------
  Total Investments     35,404,941         10,723,194   95,677,388
                    - ------------      -------------   -------------
Receivables -
    Employer contributions       -            -                  -
                  ----------------     --------------   ---------------
  Total Receivables              -            -                  -
                     -------------      -------------   ---------------
NET ASSETS AVAILABLE
  FOR BENEFITS          35,404,941         10,723,194   95,677,388
                     =============      =============   ==============

The accompanying notes are an integral part of these financial statements.

             HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                       OCTOBER 31, 1993


                         Fidelity           Fidelity            Fidelity
                     Intermediate           Overseas         U.S. Equity
                        Bond Fund           Fund             Index Fund
                    -------------          ---------         -----------
ASSETS:                    $             $          $
  Investments -
    Fixed income fund             -                  -                   -
    Mutual stock funds            -          2,035,288           1,116,621
    Mutual bond fund      3,240,573                  -                   -
    Harnischfeger common
     stock fund                   -                  -                   -
    Loans to participants         -                  -                   -
                        ------------       ------------         -----------
  Total Investments       3,240,573          2,035,288           1,116,621
                        ------------       ------------         -----------
  Receivables -
    Employer contributions        -                  -                   -
                        ------------       ------------         -----------
  Total Receivables               -                  -                   -

                        ------------       ------------         -----------
NET ASSETS AVAILABLE
  FOR BENEFITS            3,240,573          2,035,288           1,116,621
                        ============       ============         ===========
The accompanying notes are an integral part of these financial statements.


             HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                       OCTOBER 31, 1993


                     Harnischfeger
                     Common Stock         Loans to
                     Fund                Participants        Total
                    -----------------    -----------       -------------
ASSETS:                     $                  $            $
  Investments -
    Fixed income fund           -            -               95,677,388
    Mutual stock funds          -            -               49,280,044
    Mutual bond fund            -            -                3,240,573
    Harnischfeger common
      stock fund       18,039,957            -               18,039,957
    Loans to participants-                4,887,375           4,887,375
                    --------------      ------------       ---------------
  Total Investments    18,039,957         4,887,375         171,125,337
                    --------------      ------------       ---------------
 Receivables -
    Employer contributions      -            -                        -
                    --------------      ------------       --------------
  Total Receivables             -            -                        -

                    --------------      ------------       --------------
NET ASSETS AVAILABLE
  FOR BENEFITS         18,039,957         4,887,375         171,125,337
                    ==============      ============       ==============

The accompanying notes are an integral part of these financial statements.


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED OCTOBER 31, 1994
                          Fidelity           Fidelity            Fidelity
                          Magellan      Equity Income        Fixed Income
                          Fund           Fund                    Fund
                     -------------      ---------------     --------------
                    $                       $                     $

Interest and
  dividend
  income                3,559,641            721,710          6,211,080

Realized gains (losses) on
  sales of
  investments            (503,735)           (23,362)          -

Unrealized appreciation
  /(depreciation)
  of investments       (2,161,575)           (96,128)          -

Employer contributions          -                  -           -

Employee
  contributions         4,871,601          1,549,896           6,612,447

Interfund transfers       652,448            309,250          (2,619,325)

Withdrawals and
  distributions        (1,594,693)          (747,895)         (8,298,004)
                     --------------     -------------       -------------

  Net Increase
    (Decrease)          4,823,687          1,713,471           1,906,198

  H.E.I. Plan assets
    transferred
    out                (2,309,680)          (721,379)         (3,136,073)

  Net assets at
    beginning
    of year            35,404,941         10,723,194          95,677,388
                     --------------     --------------      ---------------
  Net assets at
    end of year        37,918,948         11,715,286          94,447,513
                     ==============     =============       ===============

The accompanying notes are an integral part of these financial statements.

   HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
         FOR THE YEAR ENDED OCTOBER 31, 1994
                          Fidelity           Fidelity            Fidelity
                      Intermediate           Overseas           US Equity
                         Bond Fund            Fund            Index Fund
                     ---------------      -----------       -------------
                          $               $                       $

Interest and dividend
  income                  259,209           40,858               45,160

Realized gains (losses)
  on sales of
  investments             (75,270)          28,528               (9,605)

Unrealized appreciation/
  (depreciation) of
  investments            (250,979)         162,071               10,564

Employer contributions          -                -                    -

Employee contributions    608,018          681,452              361,805

Interfund transfers      (489,877)       1,258,990              (77,340)

Withdrawals and
  distributions          (145,314)        (316,616)            (178,731)
                     ---------------    -------------       -------------

  Net Increase
   (Decrease)             (94,213)       1,855,283              151,853

  H.E.I. Plan assets
    transferred out      (141,703)        (102,419)             (42,746)
  Net assets at beginning
    of year             3,240,573        2,035,288            1,116,621
                     --------------     --------------      --------------
  Net assets at end
    of year             3,004,657        3,788,152            1,225,728
                     ==============     ==============      ==============

The accompanying notes are an integral part of these financial statements.




   HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  FOR THE YEAR ENDED OCTOBER 31, 1994
                     Harnischfeger           Fidelity
                      Common Stock      Asset Manager            Loans to
                       Fund                  Fund            Participants
                     ------------------ ----------------    --------------
                          $                $                    $

Interest and dividend
  income                  300,944              5,616             (57,141)

Realized gains (losses)
  on sales of
  investments             167,908               (242)                  -

Unrealized appreciation/
  (depreciation) of
  investments           2,049,269              1,732                   -

Employer
  contributions         3,300,000                  -                   -

Employee
  contributions           347,310             44,160                   -

Interfund transfers      (338,901)           916,535             388,220

Withdrawals and
  distributions          (808,270)           (33,376)           (233,689)
                     ---------------    --------------      -------------
  Net Increase,
   (Decrease)           5,018,260            934,425              97,390

  H.E.I. Plan assets
   transferred out     (1,714,426)                 -            (313,910)

  Net assets at
    beginning
    of year            18,039,957                  -           4,887,375
                     --------------  ---   ----------       -------------
  Net assets at end
    of year            21,343,791            934,425           4,670,855
                     ==============     =============       =============

The accompanying notes are an integral part of these financial statements.



 HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
       FOR THE YEAR ENDED OCTOBER 31, 1994


                                   Total
                                  -------------
                                       $

Interest and dividend income            11,087,077

Realized gains (losses) on
  sales of investments                    (415,778)

Unrealized appreciation/(depreciation)
  of investments                          (285,046)

Employer contributions                   3,300,000

Employee contributions                  15,076,689

Interfund transfers                              -

Withdrawals and distributions          (12,356,588)
                                  ----------------
    Net Increase (Decrease)             16,406,354

    H.E.I. Plan assets transferred
      out                               (8,482,336)

    Net assets at beginning of
      year                             171,125,337
                                   ----------------
    Net assets at end of year          179,049,355
                                   ===============

The accompanying notes are an integral part of these financial statements.



HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE  FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1993
                          Fidelity           Fidelity
                          Magellan      Equity Income        Fixed Income
                          Fund           Fund                 Fund
                        ----------      ---------------     --------------
                                 $                  $                   $
Interest and
  dividend
  income                3,405,695            323,036           6,877,228

Realized gains on sales
  of
  investments             165,834            146,744            -

Unrealized appreciation of
  investments           4,427,335          1,593,982            -

Employer contributions          -                  -            -

Employee
  contributions         4,652,485          1,330,771           7,731,467

Interfund transfers       123,813          1,178,388          (2,052,971)

Withdrawals and
  distributions        (1,283,689)          (779,663)         (6,684,827)
                     --------------      ------------       -------------
   Net Increase        11,491,473          3,793,258           5,870,897

   SYRE plan assets merged
     during the year      382,453            184,522             946,772

   Net assets at
    beginning
     of year           23,531,015          6,745,414          88,859,719
                     --------------     -------------       --------------
   Net assets at
    end of
    year               35,404,941         10,723,194          95,677,388
                     ==============     =============       ==============

The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE  FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1993
                         Fidelity           Fidelity            Fidelity
                     Intermediate           Overseas           US Equity
                        Bond Fund           Fund             Index Fund
                    --------------         ---------       -------------
                           $                  $                   $
Interest and dividend
  income                 238,735             73,922             31,121

Realized gains on sales
  of
  investments             16,265             11,372             15,851

Unrealized appreciation
  of investments         116,312            263,522             73,295

Employer contributions         -                  -                  -

Employee contributions   655,104            275,840            336,857

Interfund transfers     (229,824)           865,834             58,623

Withdrawals and
  distributions         (143,616)           (59,272)           (45,343)
                      -----------           --------        ------------
   Net Increase          652,976          1,431,218            470,404

   SYRE plan assets merged
     during the year     175,741             48,671             49,081

   Net assets at
     beginning
     of year           2,411,856            555,399            597,136
                      -----------          ---------        ------------
   Net assets at
     end of year       3,240,573          2,035,288          1,116,621
                      ===========          =========        ============

The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE  FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1993
                    Harnischfeger
                     Common Stock     Loans to
                      Fund        Participants        Total
             -------------- --------------------------------------------
                          $                  $            $
Interest and dividend
  income                 336,118            -          11,285,855

Realized gains on sales
  of
  investments            125,107            -             481,173

Unrealized appreciation
  of investments       3,767,813            -          10,242,259

Employer contributions         -            -                   -

Employee contributions   407,198            -          15,389,722

Interfund transfers     (341,140)     397,277                   -

Withdrawals and
  distributions         (634,481)     (72,419)         (9,703,310)
                       ----------   ------------       -------------
  Net Increase         3,660,615      324,858          27,695,699

  SYRE plan assets merged
    during the year       35,256            -           1,822,496

  Net assets at
    beginning
    of year           14,344,086    4,562,517         141,607,142
                      -----------   -----------        ------------
  Net assets at
    end of year       18,039,957    4,887,375         171,125,337
                      ===========   ===========        ============

 The accompanying notes are an integral part of these financial statements.



  HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
  ------------------------------------------------
            NOTES TO FINANCIAL STATEMENTS
           ------------------------------
              OCTOBER 31, 1994 AND 1993
              ------------------------
(1)     PLAN HISTORY

   Harnischfeger Corporation established the
   Harnischfeger Corporation Employee Savings and
   Protection Plan effective April 1, 1984 (the
   "Harnischfeger Plan"). Effective March 2, 1987, sponsorship of the Harnischfeger Plan was assumed by Harnischfeger Industries, Inc. (the "Company") and the
   Plan was renamed the Harnischfeger Industries
   Employees' Savings Plan (the "Plan").  Effective
   November 1, 1987, the Beloit Corporation Savings and
   Investment Plan and the Beloit Foundry Savings and
   Investment Plan (the "Beloit Plans") were merged into the Plan. Assets of the Beloit Jones Division Local
   212 Employees Savings Plan were merged into the Plan effective November 1, 1990. The assets of the Syscon
   Corporation Salary Deferral Plan (the "Syscon Plan") were merged into the Plan effective July 1, 1992.
   Finally, the assets of the SYRE Salary Deferral Plan
   (the "SYRE Plan") were merged into the Plan effective
   November 1, 1992.

   Effective October 29, 1993, as a result of the sale of Harnischfeger Engineers, Inc. ("HEI") and pursuant to the sale agreement, participation in the Plan by HEI and its employees ceased. Transfer of account balances for participants employed by HEI to a defined contribution retirement plan established by HEI was completed on January 20, 1994.

   Effective February 16, 1995, the Company completed the sale of Syscon Corporation to Logicon, Inc. Account balances of participants employed by Syscon and its subsidiaries will be transferred to an existing
   Logicon defined contribution retirement plan in 1995.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation
   ---------------------
   The accompanying financial statements have been
   prepared on the accrual basis.

   Investments
   -----------
   Investments are stated at fair value except guaranteed
   investment contracts which are stated at contract
   value.  Contract value represents contributions made
   under the contract, plus interest at the contract
   rate, less participant withdrawals.  Realized and
   unrealized gains and losses are computed based upon
   market values at the beginning of the year, or
   acquisition cost if acquired during the year, and
   market values at the end of the year.


(3)     PLAN PROVISIONS

   The following description of the Harnischfeger
   Industries Employees' Savings Plan provides only general information. Participants should refer to the Summary Plan Document for a more complete description of the Plan's provisions.


   Plan Purpose
   ------------
   The purposes of the Plan are to encourage savings by
   employees and to assist them in meeting major
   financial needs, supplementing retirement benefits and
   acquiring an equity interest in the Company.

   Plan Administration
   -------------------
   The Plan is administered by a seven-member Pension and
   Investment Committee (the "Committee").

   The assets of the Plan are trusteed by Fidelity
   Management Trust Company and detailed records of participants' accounts are maintained by Fidelity
   Institutional Retirement Services Company.

   Substantially all administrative expenses of the Plan are paid or accrued for by the Company.

   Eligibility
   -----------
   Every U.S. employee of the Company, Harnischfeger
   Corporation, Beloit Corporation and Syscon Corporation
   (except any employee who is covered by a collective
   bargaining agreement which does not provide for such
   employee's participation in the Plan and employees of
   J&L Fiber Services, Inc.) who has been employed for at
   least thirty calendar days is eligible to participate
   in the Plan (See Note 1-Plan History-Sale of Syscon).
   An eligible employee may become an active participant
   in the Plan on the first day of any month in which he
   meets all of the requirements for eligibility.  The
   Plan is subject to the provisions of the Employee
   Retirement Income Security Act of 1974 ("ERISA").


   Contributions
   -------------
   Participants may elect to make regular contributions
   to the Plan of up to ten percent of their pre-tax
   earnings ("salary reduction contributions").
   Participants may also make additional contributions of
   up to ten percent of after-tax earnings.  Pre-tax
   contributions are subject to Internal Revenue Service
   guidelines.

   The Company may, at its discretion, make a profit
   sharing contribution as determined by the Company.
   Profit sharing contributions to the Plan for 1994 were
   based on the Company's consolidated performance as
   measured by Economic Value Added ("EVA") performance.
   In fiscal 1995, the Company made profit sharing
   contributions totaling  $3,300,000 based on 1994
   results of the Company.   The Company made no profit
   sharing contribution for the Plan year ended October
   31, 1993.  Company profit sharing contributions are
   allocated to each active participant on a pro rata
   basis on such employee's base earnings, up to
   $100,000, for the fiscal year ended October 31.  The
   Company profit sharing contributions are invested 100
   percent in the Harnischfeger Common Stock Fund.

   Investment Options

   Each participant elects to invest his contribution in one or more of the investment funds offered under the Plan. Such elections are made directly to Fidelity at the discretion of the participant. The investment funds currently available to Plan participants are as follows:

        Fidelity Magellan Fund
        ----------------------
        This is a capital appreciation mutual fund which
        invests primarily in common stocks of companies
        which are expected to demonstrate long-term
        earnings growth greater than the economy as a
        whole.  This fund had 2,874 and 2,830
        participants at October 31, 1994 and 1993,
        respectively.

        Fidelity Equity Income Fund
        ---------------------------
        This stock fund, which had 1,540 and 1,524
        participants as of October 31, 1994 and 1993,
        respectively, invests in income-producing common
        stocks or preferred stocks whose prospects for
        appreciation in both value and dividend income
        are deemed favorable.  The fund looks for a
        dividend yield that exceeds the average yield of
        the "Standard and Poor's 500".

        Fixed Income Fund
        -----------------
        This fund invests (i) primarily in government
        obligations, treasury bills, certificates of
        deposit, commercial paper, bonds, notes and
        other evidences of indebtedness and other
        obligations of a similar nature expected to
        produce a fixed income, (ii) in a deposit
        account, deposit administration fund, guaranteed
        investment contract ("GIC") or similar fund or
        contract maintained by a legal reserve life
        insurance company pursuant to an agreement with
        or a group annuity contract issued by such
        insurance company, or (iii) in a combination of
        investments permitted under (i) and (ii) above.
        This fund had 3,942 and 4,254 participants as of
        October 31, 1994 and 1993, respectively.



        Fidelity Intermediate Bond Fund
        -------------------------------
        This fund invests in high and upper medium grade
        fixed-income obligations with an average
        maturity of three to ten years.  Investments
        include obligations (i) of U.S. and foreign
        corporations, (ii) issued or guaranteed by the
        U.S. government or any of its agencies, (iii) of
        U.S. banks, including certificates of deposit
        and bankers' acceptances, and (iv) other
        instruments of comparable quality to those
        mentioned above, which are expected to produce
        high current income.  There were 737 and 784
        participants as of October 31, 1994 and 1993,
        respectively.

        Fidelity Overseas Fund
        ----------------------
        The Overseas fund seeks long-term capital
        appreciation primarily through investments in
        foreign securities.  There were 647 participants
        at October 31, 1994 and 405 participants at
        October 31, 1993.

        Fidelity U.S. Equity Index Fund
        -------------------------------
        This fund seeks investment results that
        correspond to the total return performance of
        U.S. publicly traded common stocks.  The total
        return performance is the combination of capital
        changes and income.  At October 31, 1994 and
        1993, this fund had 351 and 340 participants,
        respectively.

        Harnischfeger Common Stock Fund
        -------------------------------
        This fund invests exclusively in the common
        stock of Harnischfeger Industries, Inc.  The
        fund encourages employee ownership while seeking
        long-term capital appreciation.  At October 31,
        1994 and 1993, this fund had 3,446 and 3,960
        participants, respectively.

        Fidelity Asset Manager Fund
        ---------------------------
        Effective August 1, 1994, this fund became
        available to Plan participants.  This mutual
        fund maintains a mix of investments in domestic
        and foreign stocks, bond, and short-term
        instruments with the expectation of achieving a
        long-term high total return.  This fund had 115
        participants at October 31, 1994.

   Vesting of Participant Accounts
   -------------------------------
   Each participant has a 100% vested interest in his
   account, including employer contributions, from the
   date of contribution until distribution, subject only
   to possible losses on investments.



   Participant Loans
   ------------------
   Participants are allowed to obtain loans from the Plan
   which are drawn against their investment accounts,
   subject to limitations of the Plan, and bear interest
   rates of 2% over prime as of the date of the loan.

   Distributions
   -------------
   Upon termination of employment with the Company for
   any reason, including resignation, retirement,
   dismissal, long-term disability or death, participants
   (or designated beneficiaries) are paid the vested
   amounts due them either by: (1) a lump sum in cash, or
   (2) substantially equal quarterly or annual
   installments over a period not to exceed the lesser of
   (a) 30 years or (b) the life expectancy of the
   participant or, if the participant has designated a
   beneficiary who is an individual, the joint and last
   survivor expectancy of the participant and his
   designated beneficiary or (3) a combination of a lump
   sum and installment payments.

   In the event of financial hardship, a participant may apply for a withdrawal of all or any portion of the salary reduction contributions credited to his account. Withdrawals during employment of salary reduction contributions may be granted by the Committee only if the participant can demonstrate to the satisfaction of the Committee that a financial hardship exists within the definitions of the Internal
   Revenue Code.

(4)     PLAN TERMINATION

   The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5)     FEDERAL INCOME TAXES

   The Internal Revenue Service has determined and informed the Company by a letter dated May 10, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal
   Revenue Code ("IRC"). As the Plan is qualified under the provisions of Section 401(a) of the IRC, it is exempted from federal income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   With respect to participants, pre-tax contributions to the Plan are excluded from wages subject to federal and most state income taxes. Earnings on contributions are not taxable until distributed.


(6)  INVESTMENTS
    The following relates to investment shares, net asset values and market value at October 31.
                                                1994
- -------------------------------------------------------------------------
                                  Net
                                 Number        Asset      Fair Market
Funds                           of Shares      Value          Value
- ---------------------------     ----------    ------      ----------
Investments at Fair Value as
  Determined by Quoted Market
  Price:

  Fidelity Magellan            544,108.9        $69.69     $37,918,948
  Fidelity Equity
    Income Fund                351,388.3         33.34      11,715,286
  Fidelity Intermediate
    Bond Fund                  303,807.5          9.89       3,004,657
  Fidelity Overseas
    Fund                       129,864.7         29.17       3,788,152
  Fidelity U.S. Equity
    Index Fund                  70,121.8         17.48       1,225,728
  Fidelity Asset
    Manager Fund                63,783.3         14.65         934,425
  Harnischfeger Common
    Stock Fund                 721,751.6         25.00      18,043,791

Investments at Estimated
 Fair Value:

  Loans to Participants                -          1.00       4,670,855

Investments at
Contract Value:

  Fixed Income Fund                    -          1.00      94,461,666
                                                          ------------
                                                          $175,763,508
                                                          ============

(6)  INVESTMENTS
    The following relates to investment shares, net asset values and market value at October 31.
                                                1993
- ----------------------------------------------------------
                                              Net
                              Number          Asset        Fair Market
Funds                      of Shares          Value            Value
- -------------------      --------------    ----------     ------------
Investments at Fair Value as
 Determined by Quoted Market
 Price:

  Fidelity Magellan         468,443.3       $75.58       $35,404,941
  Fidelity Equity
    Income Fund             317,348.2        33.79        10,723,194
  Fidelity Intermediate
    Bond Fund               295,134.1        10.98        3,240,573
  Fidelity Overseas
    Fund                     74,964.6        27.15        2,035,288
  Fidelity U.S. Equity
    Index Fund               63,734.1        17.52        1,116,621
  Fidelity Asset
    Manager Fund                    -           -                 -
  Harnischfeger Common
    Stock Fund              815,365.3        22.12        18,039,957

Investments at Estimated
Fair Value:

  Loans to Participants             -         1.00         4,887,375

Investments at
Contract Value:

  Fixed Income Fund                 -          1.00       95,677,388
                            ----------       --------     -----------
                                                        $171,125,337
                                                          ===========





The following information relates to investment gain (loss) activity during the periods.

                                     Realized Gains (Losses)
- ------------------------------------------------------------------
  Fund                            1994               1993
- ----------------------------------------------------------------------

  Fidelity Magellan Fund        $(503,735)            $165,834
  Fidelity Equity Income Fund     (23,362)             146,744
  Fidelity Intermediate
    Bond Fund                     (75,270)              16,265
  Fidelity Overseas Fund           28,528               11,372
  Fidelity U.S. Equity
    Index Fund                     (9,605)              15,851
  Fidelity Asset Manager Fund        (242)              -
  Harnischfeger Common
    Stock Fund                    167,908              125,107
                               -------------       -------------
                                $(415,778)            $481,173
                               =============       ============

The following information relates to investment gain (loss) activity during the periods.

                                               Change in Unrealized
                                               Appreciation (Depreciation)
- -----------------------------------------------------------
  Fund                                 1994           1993
- -----------------------------------  ------------ ------------
  Fidelity Magellan Fund        $(2,161,575)        $4,427,335
  Fidelity Equity Income
    Fund                            (96,128)         1,593,982
  Fidelity Intermediate
    Bond Fund                      (250,979)           116,312
  Fidelity Overseas Fund            162,071            263,522
  Fidelity U.S. Equity
    Index Fund                       10,564             73,295
  Fidelity Asset Manager Fund         1,732                  -
  Harnischfeger Common
    Stock Fund                    2,049,269          3,767,813
                               -------------       --------------
                                  $(285,046)       $10,242,259
                               =============       ===============







HARNISCHFEGER INDUSTRIES, INC. EMPLOYEES' SAVINGS PLAN   Additional
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES               Information
OCTOBER 31, 1994                                    Schedule 1
                                 Description of      Cost        Fair Market
       Identity of  Issue            Investment      of Asset      Value
- -----------------------------------------------------------------------------
Employer's Stock Fund:
Harnischfeger Industries Inc.
 Common Stock                     Common Stock      $13,465,870   $18,043,791

Mutual Funds:
Fidelity Equity Income Fund                           9,746,918    11,715,286
Fidelity Magellan Fund                    Open-end   34,298,404    37,918,948
Fidelity Overseas Fund                    Mutual      3,459,665     3,788,152
Fidelity U.S. Equity Index                Funds
  Fund                                                1,157,442     1,225,728
Fidelity Intermediate Bond                            3,167,158     3,004,657
                                                ----------------  ------------
                                                     51,829,587    57,652,771
Diversification Fund:
Fidelity Asset Manager                    Open-end      932,776       934,425

Fixed Income Securities:
Fidelity U.S. Government Reserve
  Fund, at 4.85%                                      8,702,421     8,702,421
Lincoln National Guaranteed
   Investment Contract,
   at rates  ranging from 6.14%
   to 7.82%                          June, 1995 thru
                                     Sept., 1995     16,544,447    16,544,447
Prudential Guaranteed Investment
  Contract, at 5.33%
   to 5.82%                          Sept., 1995 thru
                                     Dec., 1995      15,288,090    15,288,090
CIGNA Guaranteed
    Investment Contract,
    at 7.60%                         December, 1995  11,447,826    11,447,826
Aetna Life Insurance Co. Guaranteed
    Investment Contract,
    at 7.35%                         June, 1995      13,950,447    13,950,447
Provident National Guaranteed
    Investment Contract,
    at 5.85%                         June, 1996       7,857,379     7,857,379
Sun Life of Canada Guaranteed
    Investment Contract, at
    rates ranging from
     6.74% to 6.99%                  March, 1995 thru
                                     Dec., 1995      16,963,055    16,963,055
Sun Life of America Guaranteed
    Investment Contract,
    at 6.02%                         December, 1998   3,708,001     3,708,001
                                                     ------------ -----------
                                                     94,461,666    94,461,666
Outstanding Loan Balance                              4,670,855     4,670,855
                                                     ------------ -----------
Total Assets Held For Investment                   $165,360,754  $175,763,508
                                                    ===========   ===========

HARNISCHFEGER INDUSTRIES EMPLOYEES'       Additional
SAVINGS PLAN                         Information
5500-ITEM 27(d)                      Schedule 2
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1994

IDENTITY OF
PARTY            DESCRIPTION      PURCHASE        SELLING         LEASE
INVOLVED         OF ASSET           PRICE         PRICE           RENTAL
- --------------   ------------   -----------    -----------     ---------
Fidelity           Magellan
   206 Purchases                 $11,238,247
   149 Sales                                  $6,058,930       N/A

Fidelity          US Government
                  Reserve
   310 Purchases                 $49,429,721
   328 Sales                                 $41,928,419       N/A

Northwestern     Guaranteed
 National        Investment Contract
        0 Purchases                       $0
        1 Sale                               $13,245,693        N/A

Prudential       Guaranteed
  Insurance Co.   Investment Contract
        1 Purchase               $10,000,000
        0 Sales                                       $0        N/A





HARNISCHFEGER INDUSTRIES EMPLOYEES'       Additional
SAVINGS PLAN                         Information
5500-ITEM 27(d)                      Schedule 2
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1994
                 EXPENSE
IDENTITY         INCURRED                    CURRENT VALUE
OF PARTY           WITH          COST OF       OF ASSET ON
INVOLVED         TRANSACTION     ASSET         TRANSACTION        NET
                                                    DATE     GAIN(LOSS)
- --------    ----------------    ----------     -------------- ----------
Fidelity
   206 Purchases                              $11,238,247
   149 Sales      None          $5,593,798     $6,058,930       $465,132

Fidelity
   310 Purchases                              $49,429,721
   328 Sales      None         $41,928,419    $41,928,419         None.

Northwestern National
        0 Purchases                                    $0
        1 Sale    None         $13,245,693    $13,245,693         None.

Prudential Insurance Co.
        1 Purchase                            $10,000,000
        0 Sales   None                  $0             $0         None.






                     SIGNATURES
                      ---------------------
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the Undersigned thereunto duly authorized.

              HARNISCHFEGER INDUSTRIES
               EMPLOYEES' SAVINGS PLAN
                   (Name of Plan)








Date:   April 28, 1995 By:    /s/ Francis M. Corby, Jr.
                       ----------------------------------
                             Francis M. Corby, Jr.
                       Executive Vice President For
                       Finance and Administration
                       and Chief Financial Officer
                       Harnischfeger Industries, Inc.

         CONSENT OF INDEPENDENT ACCOUNTANTS
            -------------------------------------------------------------------
We hereby consent to the incorporation by reference in the Registration
Statement on Form S-8 (No. 33-23985) of Harnischfeger Industries, Inc.
of our report dated April 28, 1995 appearing on page 1of this Annual
Report on Form 11-K.

Price Waterhouse LLP
Milwaukee, Wisconsin
April 28, 1995
